

Mail Stop 4631

April 28, 2010

via U.S. mail and facsimile

Ian M. Cumming, Chief Executive Officer
Leucadia National Corporation
315 Park Avenue South
New York, New York 10010

> **RE:** **Leucadia National Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed February 26, 2010**
> **File No. 1-05721**

Dear Mr. Cumming:

We have reviewed the above referenced filing and have the following comment. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2009

Exhibits

1. We note that you have omitted all schedules and exhibits to the Asset Put Agreement listed as Exhibit 10.31 to your Form 10-K, and incorporated by reference to your Form 8-K filed September 3, 2009 (Exhibit 10.1). Please refile the complete agreement, including all exhibits and schedules thereto, with your next periodic filing.

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Mr. Cumming
Leucadia National Corporation
April 28, 2010
Page 2

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 if you have questions.

Sincerely,

Pamela Long
Assistant Director